EXHIBIT 99.3 – Banco Santander, S.A. Digital Transformation Award

Banco Santander, S.A.’s (the “Bank” or “Banco Santander”) remuneration system includes the delivery of shares and share options of the Bank that has been approved by the board of directors on the terms and conditions described below:

1. INTRODUCTION

Following a proposal by the remuneration committee, certain regulations (the “Regulations”) were approved and subsequently amended by the board of Banco Santander, S.A. at its meetings held on 28 June 2022 and 25 October 2022, respectively, in execution of the agreement of the board dated 31 March 2022, which approved the Digital Transformation Award for 2022 (hereinafter, the “2022 Digital Award”) as part of the 2022 Variable Remuneration Policy. In cases where, due to the application of local ruling, the contents of the Regulations need to be modified or supplemented (the “Supplementary Regulations”), the respective bodies of the institutions shall follow the procedure included in section 7 for this purpose.

Consequently, the 2022 Digital Award is governed by the Regulations, and by the Supplementary Regulations where appropriate.

For the purposes of the Regulations and unless otherwise specifically stated, the Santander Group is understood as the group composed at any time of Banco Santander and any of its fully consolidated entities.

2. SUBJECTIVE SCOPE

The 2022 Digital Award shall be applied in connection with the Variable Remuneration Policy for financial year 2022 and the specific Award (hereinafter, the “Award”) will be approved by the board of directors or the appropriate body as detailed below.

The 2022 Digital Award is intended for certain members of the Identified Staff and to employees of the Santander Group which are not part of the Identified Staff, whose performance is essential to the growth and digital transformation of the Santander Group.

The purpose of the 2022 Digital Award is to attract and retain talent that will advance, accelerate and deepen said digital transformation, which at the same time will drive the long-term share value creation through the achievement of key digital milestones. With this programme, the Santander Group offers a remuneration element that is competitive with remuneration systems being offered by other market players competing for digital talent.

The number of beneficiaries of the 2022 Digital Award is limited to the maximum number of persons approved by the board of directors (hereinafter, the “Beneficiaries”). Beneficiaries will be nominated by senior management of the Santander Group. Subsequently, nominations will be reviewed and finally approved by the remuneration committee or the board of directors, as appropriate. Notwithstanding the above, the inclusion of Beneficiaries (through promotion, mobility or hiring at the Group) may be approved at any given time under the terms set forth by the board of directors or by the remuneration committee, without changing the authorised maximum number of shares or share options to be delivered.

3. FUNCTIONING OF THE 2022 DIGITAL AWARD

The qualifier for the 2022 Digital Award is meeting important milestones that are aligned with the Group´s digital roadmap and determined by the board of directors, taking into account the digitalisation strategy of the Group.

The accrual of the 2022 Digital Award is subject to the Santander Group's ability to achieve key milestones in the digital transformation of the Bank, supporting its evolution to be the best open and responsible global financial services platform.

Specifically, in 2022 and regarding the 2022 Digital Award, the performance conditions to be evaluated will be set against the success of the following four initiatives, to which other may be added that, in view of their relevance, the board of directors deems appropriate, following the proposal of the remuneration committee:

1) In relation to Edelweiss (lean the Core, move the Core, open the Core):

Our Santander future retail architecture EDELWEISS will mean moving from our current Core centric banking architecture towards a Customer and Data-Centric Core supported by lean Record Processing engines. The objective for 2022 is to:

a)       Coverage of business services by digital native technologies prioritized by the business need – Expose 70% of business services via Banking as a Service APIs to be used internally or by third-parties services.

b)       Usage of digital native technologies for business services – 70% of digital transactions based on new technology stack (API based).

c)       Achievement of business objectives set for the API-based businesses - OneTrade and Payments Hub 66,8M Gross Income in 2022.

2) In relation to simplification (which is key to digital):

Speed up the simplification of our technology platform and business model by:

a)       Reducing the total number of applications in production to no more than 6,591 in the Group (for this purposes, the “number of applications” will be the number of functional applications registered in the Group’s inventory tool -ORBIS- in production status), keep on migrating to Cloud infrastructure (90%).

b)       And helping business units to simplify processes and reduce products:

- Europe: -38% (Target Dec’22 vs. baseline Feb’21)

- North America: -50% (Target Dec’22 vs. baseline Feb’21)

- South America: -17% (Target Dec’22 vs. baseline Feb’21)

3) In relation to Agile (business embedding):

Agile ways of working enable a better and faster reaction to customers’ needs and is based on a value-driven delivery that increases efficiency by reducing time-to-market and development costs, and increasing quality. People working in Agile are more collaborative, engaged, empowered and creative. The target is to reach at least a 70% level of technology employees working with business (business embedding), measured as the sum of all Technology employees working together in cross-functional teams with business colleagues, divided by the number of people in Technology delivering solutions for Business (i.e., Technology with CPD excluded).

4. In relation to Digital Consumer Bank:

a)        To create the BNPL platform connected to at least one merchant in Netherlands and Germany, and to make sure the platform is ready to connect in Spain.

b)        To support the definition of Openbank US’s IT digital strategy and achieve 2022 milestones in it:

- Support closure of existing US regulatory and market gaps within current ODS digital front-end.

- Partnering with ODS, create customer journey, experience, product MVP, and value proposition for new digital strategy.

- Develop project plan and operating model for ODS and US team.

c)        To have the new leasing platform connected to dealers in Italy.

d)        To expand the Wabi B2B online business to Germany. To execute the first B2B deal with an Original Equipment Manufacturer or mobility player in at least one country. To expand coches.com business and platform to Portugal.

In 2022 the status of Beneficiary, in accordance with the Regulations and their Supplementary Regulations, shall be individually notified.

At the beginning of 2023 the remuneration committee, the board of directors or, if applicable, the Group’s Human Resources Committee will verify if and to which extent the milestones on which the amount of the 2022 Digital Award is contingent have been met and the final list of Beneficiaries.

Consequently, if applicable, the final individual amount of the Award (i.e. the individual number of Banco Santander shares and share options as detailed in section 4 below) that the Beneficiary is entitled to receive, shall be individually notified. The date on which the board of directors, or the appropriate body in each case, approves the granting of the Award for financial year 2022 as indicated above shall be considered as the “Granting Date”.

4. SETTING THE AWARD

The total aggregate amount of the 2022 Digital Award that the Beneficiaries can receive is limited to the maximum amount approved by the board of directors (hereinafter, “Maximum Amount of the Digital Award”). The 2022 Digital Award will be implemented 50% in shares of Banco Santander and 50% in share options of Banco Santander, based on the fair value of the share options when they are granted.

The board of directors or, if applicable, the Group’s Human Resources Committee or the Group Head of Human Resources will determine the amount of variable remuneration to be received by the corresponding Beneficiary. Such decision shall take into account that in aggregate the Beneficiaries shall abide by both the maximum amount of the 2022 Digital Award to be delivered in shares (as approved by the board of directors) to the Beneficiaries of this Award (the “Maximum Amount of the Digital Award Distributable in Shares” or “MADADS”; and, within this maximum, the final amount to be awarded to each of the Beneficiaries, the “Final Individual Amount of the Digital Award Distributable in Shares” or “FIADADS”) and the maximum amount of the 2022 Digital Award to be delivered in share options (as approved by the board of directors) to the Beneficiaries (the “Maximum Amount of the Digital Award Distributable in Share Options” or “MADADSO”; and, within this maximum, the final amount to be awarded to each of the Beneficiaries, the “Final Individual Amount of the Digital Award Distributable in Share Options” or “FIADADSO”).

The number of shares corresponding to each Beneficiary shall be calculated taking into account the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the Granting Date (the “2023 Listing Price”). Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

The number of shares of Banco Santander that may be delivered to each Beneficiary under this award (the “Final Individual Digital Award in Shares” or “FIDAS”) will be determined by applying the following formula:

FIDAS = FIADADS/2023 Listing Price

The final number of shares to be delivered to each Beneficiary shall take into account the amount resulting from the application of the relevant taxes (withholdings or payments on account) in accordance with the procedure set forth in the following section.

As to the options, each share option will have one share as underlying asset and the strike price of each option will be equal to the 2023 Listing Price.

The final number of share options to be delivered to each Beneficiary, if appropriate, shall be calculated taking into account the fair value (“FV”) calculated in accordance with generally applicable accounting standards (IFRS - International Financial Reporting Standards) for share-based payments as of the date of the options grant, this is the Granting Date, which will be a fraction of the 2023 Listing Price. Specifically, the number of options to be delivered to each Beneficiary (the “Final Individual Digital Award in Share Options” or “FIDASO”) will be determined by applying the following formula:

FIDASO = FIADADSO/2023 Listing Price x FV

Any variable components of total remuneration that will be paid to each member of the Identified Staff in connection with financial year 2022 shall be subject to the limits generally applicable for variable remunerations for the Identified Staff. For the purposes of determining the number of shares and share options that the Beneficiaries whose variable remunerations is not denominated in euros will receive, it will be taken into account the average closing exchange rate corresponding to the last fifteen trading sessions prior to the Friday (exclusive) for the week prior to the Granting Date.

5. DELIVERY OF SHARES AND SHARE OPTIONS

As already indicated, the Award is to be received partly in shares and partly in share options, which payment (or, in the case of the share options, the exercise period) will be fully deferred in line with the current deferral policy for Identified Staff. Accordingly, for the members of this staff subject to a five-year deferral period, the Award (shares and share options) will vest in thirds within 60 days of the third, fourth and fifth anniversary of the Granting Date. For Identified Staff members subject to a four-year deferral period, the Award shall be wholly delivered within 60 days of fourth anniversary of the Granting Date, and for staff with no deferral requirement, the Award will vest in full within 60 days of the third anniversary of the Granting Date (unless that, for Identified Staff members, the applicable regulation requires otherwise). A longer deferral period may apply due to the application of local regulations. In all the cases, the deferral drives emphasis on fostering long-term share value creation.

Shares

The shares shall be delivered through technical mechanisms (securities account, deposit, etc.) as appropriate in each case, which can be adapted by the Group’s Human Resources Committee if necessary. The withholding or payment on account on the remuneration in kind entailed by the delivery of shares or any other tax relating thereto shall be calculated by applying the legislation prevailing at the time of effective delivery. The Beneficiary authorises the employing entity and the Bank to sell, prior to delivery, the shares necessary to proceed with the corresponding withholding or payment on account, as well as for the payment of any other applicable taxes, subsequently receiving the amount of shares net of such amounts.

Shares shall be delivered by Banco Santander or other entity of its Group as follows:

- for Identified Staff members subject to a 5-year deferral period, shares will vest in thirds within thirty days as from the 3rd, 4th and 5th anniversary of the Granting Date;

- for Identified Staff members subject to a 4-year deferral period, shares shall be wholly delivered within thirty days as from the fourth anniversary of the Granting Date; and

- for staff with no deferral requirement, shares will vest in full within thirty days as from the third anniversary of the Granting Date (unless that, for Identified Staff members, the applicable regulation requires otherwise).

The Group’s Human Resources Committee, if it is required or advisable for any statutory, contractual or regulatory reasons or any other reasons of a similar nature, will be authorised to substitute the delivery of shares with cash payments of equivalent value or with any other alternative mechanism.

Share options

Share options vested can be exercised after one year has elapsed from the time at which each of them has been delivered and until maturity, which would occur after 10 years from the Granting Date. In the mentioned terms, exercising options may be allowed at any time except when prevented by regulatory or mandatory reasons (closed periods or similar), or when indicated by Banco Santander using the appropriate channels.

Upon the Beneficiaries’ exercise, the share options are to be settled by the difference between the strike price for the option and the applicable Santander share market price at the time of exercise. The cash amount resulting from such settlement will be subject to withholding or payment on account, and the Beneficiary shall receive the net cash amount. The Group’s Human Resources Committee may regulate any mechanisms necessary or convenient to implement such exercise, including the procedure for determination of the applicable share market price, or empower the corresponding local bodies or individuals to arrange for said decisions.

6. PERMANENCE AND OTHER CONDITIONS

Conditions relating to malus & clawback provisions

Any delivery of shares or share options (whether or not paid and including the settlements thereof) will be subject generally to the Santander Group’s general malus and clawback provisions as described in the Santander Group’s remuneration policy. For these purposes, non-Identified Staff will receive the same treatment as the Identified Staff subject to a 4-year deferral period.

Therefore, the vesting of all the shares or share options is subject to none of the circumstances which may give rise to the application of malus pursuant to said policy arising during the period before each one of the deliveries. Furthermore, any Award amounts which have already been paid will be subject to their potential recovery by the Bank in the events and during the time periods set forth in the aforementioned policy, and subject to the terms and conditions provided therein.

The Group’s Human Resources Committee, the board of directors in regard to members of the Promontorio segment, or the corresponding local body will have the power to decide on the application of malus or clawback. In any event, its application will be assessed by Banco Santander’s remuneration committee pursuant to the provisions of paragraph 4.(e) of section 19 of the rules and regulations of the board and of the aforementioned chapter of the Group remuneration policy. In each case, the related tax treatment according to the prevailing legislation will be applied.

Conditions relating to permanence in the Group:

The delivery of shares and the exercise of share options will be subject to the continuity of the Beneficiary within the Santander Group.

Without limiting the foregoing, when termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the Beneficiary, for termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of forced leave of absence, the right to delivery of the shares, the share options and the cash amounts that have been deferred, as well as, where appropriate, the amounts derived from the inflationary adjustment of the deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the Beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the Beneficiary.

If the Beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the Beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give any right to receive the deferred amount in advance, except where necessary to comply with mandatory regulations or, where appropriate, to avoid a conflict of interest. If the Beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares, in share options and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the Regulations.

Conditions relating to the holding period

Additionally, consistent with Group policy for Identified Staff members, Santander shares and share options received by Beneficiaries may not be directly or indirectly hedged prior to the delivery thereof. Nor may Beneficiaries directly or indirectly transfer or hedge said shares and share options for a period of one year as from delivery thereof. Neither may they exercise the options after one year has elapsed from the time at which they have been delivered. For these purposes, personnel who are not Identified Staff shall receive the same treatment as Identified Staff who are subject to a 4-year deferral period.

Other conditions

Following each delivery of shares, the Beneficiary’s rights are also contingent upon compliance with the other rules governing the 2022 Digital Award as set out in the Regulations and related documentation.

In addition, individual policies for each country may include any other criteria required by applicable legal provisions or local regulators.

The board of directors and, by delegation of authority (with the power of substitution when appropriate), the executive committee or any director with delegated powers, may determine, develop and specify the conditions upon which the receipt by the Beneficiaries of the corresponding shares and share options is subject, as well as, to determine whether, according to the Award to which the Regulations refers, the conditions upon which the receipt by the Beneficiaries of the respective shares or share options is subject have been fulfilled, with the power to modulate the number of shares and share options to be delivered depending on the existing circumstances in particular those extraordinary that are beyond the management of the Beneficiaries that might have had an impact, positively or negatively in its fulfilment, and to entrust, to the extent applicable, any such decisions to the Group’s Human Resources Committee or the Global Head of Human Resources, all following a proposal of the remuneration committee.

7. ADMINISTRATION OF THE 2022 DIGITAL AWARD

Banco Santander’s board and, by delegation of authority (with the power of substitution when appropriate), the executive committee or any director with delegated powers, has the necessary powers to administer the 2022 Digital Award, notwithstanding the possibility of authorising the appropriate bodies or departments to carry out specific tasks related thereto, and any materialisation of decisions requiring the participation of bodies or departments of the various institutions whose employees include Beneficiaries. All without prejudice to the powers of attorney or other entitlements that may exist in relation thereto.

Likewise, the board and, by delegation of authority (with the power of substitution when appropriate), the executive committee or any director with delegated powers, may interpret the provisions of the Regulations and the Supplementary Regulations and adapt them to any new circumstances that may arise, without altering the basic content of the resolutions of the board of directors, the maximum aggregate number of shares associated to the 2022 Digital Award, or the essential conditions on which their delivery depends, all in the terms set out in the Regulations and in the corporate agreements adopted in relation to said award.

Specifically, the board and, by delegation of authority (with the power of substitution when appropriate), the executive committee or any director with delegated powers, may:

(i) carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification, as well as take any actions and execute all such documents as may be necessary or appropriate in relation with the 2022 Digital Award;

(ii) approve the basic content of the agreements and of such other supplementary documentation as may be necessary or appropriate;

(iii) approve all such notices and supplementary documentation as may be necessary or appropriate to file with any public or private agency or entity, including, if required, the respective prospectuses;

(iv) postpone the date of payment of the 2022 Digital Award in one or more jurisdictions and in respect of all or some of the Beneficiaries in order to adjust to the remuneration deferral periods required by applicable legal provisions or arising from the requirements of the competent authority; and

(v) define and regulate any mechanisms necessary or appropriate to implement exercise of share options, including the procedure for determination of the applicable market price.

In general, any of the foregoing bodies may adapt the 2022 Digital Award to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

The Group’s Human Resources Committee and the Group’s Global Head of Human Resources may also interpret the provisions of the Regulations and the Supplementary Regulations and develop them as appropriate.

The board of directors has the power to develop, amend, alter or adapt the terms and conditions of the of the 2022 Digital Award.

Adjustments

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares and the conditions of the exercise of the share options to be delivered will be modified so as to maintain the percentage of the total share capital represented by those shares or, by any other means, correct the effect of such change.

Local provisions

If the contents of the Regulations need to be modified or supplemented, due to the application of local ruling, the respective bodies of the institutions shall send a resolution proposal including the changes that may apply to the Group’s Human Resources Committee or, if applicable, the Group’s Global Head of Human Resources, which will analyse and approve said resolution as appropriate.

Parties affected by the regulations resulting from such resolutions (as defined, the “Supplementary Regulations”) shall be notified as appropriate.

8. GENERAL PROVISIONS

This 2022 Digital Award and, consequently, the status of Beneficiary to whom it applies, solely and exclusively gives rise to the expectations and rights stipulated in the Regulations and, where applicable, in the Supplementary Regulations, in the terms established therein.

The 2022 Digital Award is aligned with regulation, internal risk and governance frameworks and does not encourage improper risk-taking. Deferral, malus and clawback, and other regulatory elements are aligned and are consistent with the existing Santander Group policy on those matters.